                         UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
"                      WASHINTON, D.C. 20549"

                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                          (Amendment No.  )*

                        Fairchild Semiconductor Intl
      --------------------------------------------------------------------------
                       (Name of Issuer)

                       COMMON STOCK Cl A
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                       30372610-3
      --------------------------------------------------------------------------
                       (CUSIP Number)


Check the following if a fee is being paid with this statement _. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's
"initial filing on this form with respect to the subject class of securities," and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be "deemed to be ""filed"" for the purpose of Section 18 of the Securities Exchange"
"Act of 1934 (Act"") or otherwise subject to the liabilities of that section"
"of the Act but shall be subject to all other provisions of the Act (however," see the Notes).



			  SEC 1745 (10-88)



|CUSIP No. 30372610-3 |          SCHEDULE 13G                      						Page 2 of 5
      --------------------------------------------------------------------------
|1.   Name of Reporting Person
|     S.S. or I.R.S. Identification No. of Above Person

"|     ARK ASSET MANGEMENT CO., INC.                                        "
|
      --------------------------------------------------------------------------
|2.   Check the Appropriate Box if a Member of a Group *         (a)
|                                                                (b)
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|3.   SEC Use Only
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|4.   Citizenship or Place of Organization
|
|                        New York
|
      --------------------------------------------------------------------------
|                |
|                |         5. Sole Voting Power
"|                |            None                              "
|Number Of Shares|__________________________________
|                |
|                |         6. Shared Voting Power
|Beneficially    |            NONE
|                |________________________________________
|  Owned By      |
|                |         7. Sole Dispositive Power
"|                |            None "
|  Each          |______________________________________
|                |
| Reporting      |         8. Shared Dispositive Power
|  Person        |
|                |            None
|  With          |
|-----------------------------------------------------------------------------
|9.  Aggregate Amount Beneficially Owned by Each Reporting Person
|
"|                             None                        "
|-----------------------------------------------------------------------------
|10.  Check if the Aggregate Amount in Row (9)
|     Excludes Certain Shares*
|
|
|-----------------------------------------------------------------------------
|
|11.  Percent of Class Represented by Amount in Row 9
|                           0 %
|-----------------------------------------------------------------------------
|
|12.  Type of Reporting Person*
|
|                             I.A.
| ----------------------------------------------------------------------------



				   Page 2 of 5 Pages



 The filing of this statement shall not be construed as an admission that Ark
" Asset Management Co., Inc. is the beneficial owner of the securities covered" by such statement.

ITEM 1           (a).  Name of Issuer

                       Fairchild Semiconductor Intl

ITEM 1           (b).  Address of Issuer

                       333 Western Avenue
                       Mail Stop 01 00
		       South Portland, Me 04106
"                       "

ITEM 2           (a).  Name of Person Filing

"                       ARK ASSET MANAGEMENT CO., INC."

ITEM 2           (b).  Address of Principal Business Office

                       125 Broad Street
"                       New York, N.Y. 10004"

ITEM 2           (c).  Place of Organization.

                       New York

ITEM 2           (d).  Title of Class of Securities
                       Common Stock


ITEM 2           (e).  Cusip Number
                      	30372610-3

"ITEM 3.          (a) Ark Asset Management Co., Inc. is an investment"
                     advisor registered under Section 203 of the
                     Investment Advisers Act of 1940.

ITEM 4.                 Ownership

"             (a) Amount Beneficially owned none "
             (b) Percent of Class:   0 %


				    Page 3 of 5 Pages





             (c) Number of shares as to which such person has:


"               (1) Sole power to vote:      none "

               (2) Shared power to vote:     none

               (3) Sole power to dispose of or to direct
"               the disposition of:          none "

               (4) Shared power to dispose or to direct the
               disposition of:               none

ITEM 5.  Ownership of Five Percent or Less of a Class

         The reporting person has ceased to be the beneficial owner of more than five percent of this class of security.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

                      Not Applicable

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
	        the Security Being Reported on by the Parent Holding Company

                      Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

                      Not Applicable

ITEM 9.  Notice of Dissolution of Group

                      Not Applicable

					Page 4 of 5




ITEM 10.  CERTIFICATION

	"  By signing below, I certify that, to the best of my knowledge and "
	"  belief, the   securities referred to above were acquired in the"
	  in the ordinary course of business and were not acquired for the
	  purpose of and do not have the effect of changing or influencing
	  the control of the issuer of such securities and were not acquired
	  in connection with or as a participant in any transaction having
	  such purpose or effect.

	  After reasonable inquiry and to the best of my knowledge and belief
	" that the information set forth in this statement is true, complete " and correct.


"Date:  January 9,2001          "

                        Name: Lauri London


                        Title:General Counsel










					  Page 5 of 5

